Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
California Resources Corporation:

We consent to the use of our report dated February 26, 2020, with respect to the consolidated balance sheets of California Resources Corporation and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report refers to a change in the method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Los Angeles, California
February 3, 2021